Via EDGAR

September 6, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Oasis Midstream Partners LP

Registration Statement on

Form S-1 File No.: 333-217976

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, Oasis Midstream Partners LP (the “Partnership,” “we,” “us” or “our”) hereby confidentially submits (the “Submission”) its currently expected offering terms of the initial public offering (the “Offering”) of common units representing limited partner interests (the “Common Units”), including, among other things, the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of Common Units to be offered, the estimated net proceeds the Partnership expects to receive from the Offering and the total number of Common Units to be outstanding after the Offering. The Partnership expects that these pricing terms and other items will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-217976 (the “Registration Statement”).

The Offering terms included in the Submission are based on bona fide estimates of the range of the minimum and maximum offering price and the maximum number of Common Units to be offered as of September 6, 2017. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per Common Unit, with a midpoint of $20.00 per Common Unit. In the Offering, the Partnership proposes to sell up to 7,500,000 Common Units. The Partnership has also granted the underwriters a 30-day option to purchase up to an additional 1,125,000 Common Units to cover over-allotments. As discussed with members of the Staff, this range and the additional information included in the Submission are initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

OASIS MIDSTREAM PARTNERS LP

1001 FANNIN STREET · SUITE 1500 · HOUSTON · TEXAS · 77002

PHONE: (281) 404-9500

The Partnership is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. We expect that these marked changes will be incorporated into a future amendment to the Registration Statement. The Partnership seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Please direct any questions that you have with respect to the foregoing to David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Thomas G. Zentner of the same firm at (713) 758-3671.

Very truly yours, OASIS MIDSTREAM PARTNERS LP By: OMP GP LLC, its General Partner

By:	/s/ Taylor L. Reid
Name:	Taylor L. Reid
Title:	Chief Executive Officer

Enclosures

cc:	Taylor L. Reid (Chief Executive Officer, OMP GP LLC)

David P. Oelman, Vinson & Elkins L.L.P.

Thomas G. Zentner, Vinson & Elkins L.L.P.